

COHEN & STEERS

EXEMPTION REPORT

Cohen & Steers Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance on Footnote 74 of Release 34-70073 regarding adopting amendments to 17 C.F.R. § 240.17a-5; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to being underwriter or sponsor of mutual funds or private funds. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined in 17 C.F.R. §240.15c3-3.

The Company met the conditions of Footnote 74 throughout the year ended December 31, 2021 without exception.

Cohen & Steers Securities, LLC

I, Francis C. Poli, affirm that, to best of my knowledge and belief, this Exemption Report is true and correct.

Francis C. Poli

Francis C. Poli
President

February 24, 2022